

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via Facsimile
Mr. Greg Halpern
Chief Financial Officer
Max Sound Corporation
10685-B Hazelhurst Drive #6572
Houston, TX 77043

> **Re:** **Max Sound Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-51886**

Dear Mr. Halpern:

We have reviewed your letter dated October 26, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 12, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis or Plan of Operations

Results of Operations, page 11

1.   We note your response to prior comment 2 that there was $754,000 of unamortized endorsement fees as of June 30, 2011. In light of your disclosure that the purpose of the arrangements is to promote and market your social networking website, please explain to us your consideration of the impact of the company's strategic shift to focus on the Max Sound technology in February 2011 on the unamortized endorsement fees. Similarly, explain the impact of the August 16, 2011 discontinuance of the So Act social media network on unamortized endorsement fees.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Polices and Organization

(H) Identifiable Intangible Assets, page F-8

2.   In your response to prior comment 3 you indicate that there are no legal or regulatory
        factors that limit the useful life of the technology rights for the Max Sound technology.
        Please describe for us more fully what exactly the company acquired, including the
        existence of any registered patents protecting the intellectual property. To the extent that
        the Max Sound technology was not protected by a patent at the time of acquisition, please
        explain to us how you considered the implications of this in your analysis. To the extent
        that patents are pending, please update us on the status of the registrations and describe
        consideration of the life of the patent in your analysis regarding the useful life of the Max
        Sound technology rights.

3.   In your response to prior comment 3 you indicate the company plans to combat the
        technological obsolescence of the Max Sound technology by continuing to make
        improvements and/or revisions to stay in the front of the curve. Note that ASC 350-30-
        35-3(f) specifies that in evaluating the estimated useful life for intangible assets regular
        maintenance may be assumed but enhancements may not. Please explain to us
        specifically how you considered the rate of technological change and obsolescence in
        your determination that the rights to the Max Sound technology at the time of acquisition
        was expected to generated cash flows indefinitely.

4.   In your response to prior comment 3 you compare and contrast the Max Sound
        technology to various product offerings by Dolby Laboratories, Inc. ("Dolby") and SRS
        Labs, Inc. ("SRS") and indicate that at the time of the purchase, Max Sound believed
        there were no companies positioned ahead of them in their ability to deliver the highest
        level of audio quality while decreasing file size and bandwidth. You further indicate that
        the company has assembled what they believe to be industry leaders to assist in the
        implementation of the company's business plan and maintaining their perceived
        technological lead within the industry. Please provide us with your analysis of
        competitive factors, including the following factors, based on the company's facts and
        circumstances in existence at the time of the purchase of the Max Sound technology
        rights:

        •   name and brand recognition of Dolby and SRS and other established competitors;
        •   existing distribution relationships within the industries in which the company
            intended to compete;
        •   existing customer relationships of competitors within the industry;
        •   range of complementary product and service offerings;

- resources for competitive activities such as research and development, strategic acquisitions or alliances, sales and marketing, and lobbying industry and/or government standard setters;
- any movements or trends toward using "open" standards rather than proprietary audio technologies; and
- the existence of any de facto or implied industry technical standards.

5.   In your response to prior comment 3 you refer to a 2008 blog by Neil Hunt of Netflix indicating that Netflix was working on solutions to deliver multichannel audio, which is what the Max Sound technology is capable of doing. Although you refer to Netflix in your response, it is not clear how Netflix's use of multichannel audio technologies supports the company's conclusion that at the time of the purchase of the Max Sound technology rights the intangible asset was expected to generate cash flows for the company indefinitely. For example we note October 2010 reports indicating that Netflix chose to partner with Dolby to provide multichannel audio to its streaming for certain devices. Please describe any existing customer or other contractual relationships which carried over to the company with the purchase of the technology rights. Clarify whether the previous owners of the Max Sound technology had actually generated any revenues or cash flows from the Max Sound technology that the company acquired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, <u>please provide a written statement from the company</u> acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief